Aurora Cannabis and Mitacs to Fund Research Project on Health and Economic Outcomes of Cannabis-Based Therapies

TSX: ACB

EDMONTON, April 30, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced that the Company and Mitacs, a national, not-for-profit research and training organization, have partnered to fund a University of Alberta research program studying the health outcomes associated with cannabis use.

Despite a rapidly growing body of scientific and anecdotal evidence supporting the therapeutic benefits of cannabis, comprehensive patient cohort studies into health outcomes related to cannabis use are lacking. Consequently, many physicians who are attempting to accommodate requests from patients have limited information to support decision making in regard to prescribing cannabis-based therapies.

The research project will study the health outcomes of a significant data repository that combines patient-reported outcome measures and physician-based medical assessments, collected from 29,000 Canadian patients who have been prescribed medical cannabis. The researchers intend to perform multiple population-based observational studies to characterize the population, acute and chronic conditions, the exposure of medical cannabis, participant ratings of symptom improvement and satisfaction with treatment, as well as side effects, adverse events and long-term beneficial or detrimental effects.

The project, furthermore, intends to determine how medical cannabis influences the economic impact of other factors, such as the use of other medications, health insurance claims, hospitalizations, doctor appointments, accident claims, etc.

Further objectives of the project are to:
1) Establish a research infrastructure to track the health outcomes of eventual non-medical consumers, and
2) Identify potential long-term health impacts of medical cannabis use that should be monitored in non-medical groups.

Upon completion of the research project, the results are intended to be submitted for publication by an accredited journal.

Funding, Mitacs and Project Leadership

The project, expected to last approximately three years, will be co-funded by Aurora and Mitacs, which is a national not-for-profit organization that has designed and delivered research and training programs in Canada for nearly 20 years. Working with over 60 universities, thousands of companies, and federal and provincial governments, the organization builds partnerships that support industrial and social innovation in Canada.

The funds will be used to support two post-doctoral trainees (post-PhD), a PhD student and an MSc student. Researchers will be supervised by University of Alberta researchers Dr. Dean Eurich and Dr. Jason Dyck.

Dr. Eurich is the Program Director for the Clinical Epidemiology program within the School of Public Health (U of A) and a Canada Research Chair in Chronic Disease Prevention and Management. Dr. Dyck is a Professor in the Department of Pediatrics, the Director of the Cardiovascular Research Centre (U of A), and a Canada Research Chair in Molecular Medicine.

Management Commentary

"While our deep experience in servicing over 45,000 patients has provided us with significant insight into the efficacy of cannabis as a medical therapy, extensive scientific studies into health outcomes and wider economic impact are lacking," said Terry Booth, CEO. "With this program, Aurora, Mitacs and the University of Alberta are demonstrating leadership in providing data to support both the domestic and international medical communities with respect to the prescription of cannabis-based therapies, and to ensure scientific rigour in the evaluation of patients' health and economic outcomes".

Dr. Alejandro Adem, CEO and Scientific Director of Mitacs, added, "Our partnership with the University of Alberta and Aurora Cannabis emphasizes the importance of building research networks between universities and industry in Canada's emerging cannabis sector. Researchers at the university will have opportunities to receive professional experience while contributing to this timely and important research."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a fourth facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc.

Aurora is close to completion of the acquisition of all the outstanding shares of CanniMed Therapeutics Inc, Canada's most experienced licensed producer of medical cannabis, adding over 20,000 kg per annum in funded capacity, as well as Canada's strongest medical cannabis brand.

Aurora also owns Berlin-based Pedanios, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union.

The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 19.88% ownership interest in Liquor Stores N.A., who intend to develop a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's Common Shares trade on the TSX under the symbol "ACB".

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward looking statements made in this release include: (i) statements regarding the expected commencement and completion of the research program; (ii) statements regarding the expected outcome of the research program; and (iii) statements made in relation to the objectives of the research program. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Certain of the assumptions relied upon include. the assumption that the research program will be completed in accordance with the parties' current objectives. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Factors that could cause actual results to vary from those made in this news release include risks that the researchers are unable to complete the research program. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

AURORA CANNABIS INC.
Terry Booth
CEO

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2018/30/c6156.html

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For further information: For Aurora: Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Craig MacPhail, NATIONAL Equicom, +1.416.586.1938, cmacphail@national.ca; For Mitacs: Heather Young, Director, Communications, Mitacs, hyoung@mitacs.ca, +1.604.818.0020, www.mitacs.ca; Chelsea Dibble, Senior Communications Specialist, Mitacs, cdibble@mitacs.ca, +1.604.827.3094,www.mitacs.ca

CO: Aurora Cannabis Inc.

CNW 08:00e 30-APR-18